Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Closing of IVS Bulk Acquisition, IVS Pinehurst Charter Extension & Share Repurchases

Singapore, September 1, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced the following transactions.

The previously announced acquisition of the remaining 31.14% equity stake in its IVS Bulk joint venture (“IVS Bulk”) and concurrent redemption of the IVS Bulk preference shares were concluded on September 1, 2021. The Company elected to close on the acquisition utilizing cash on hand but still intends to complete the $23 million upsizing of one of its exiting IVS Bulk credit facilities by September 30, 2021 to replace the working capital used to fund the transaction. The Company has received credit committee approval from its lenders and is in the process of completing definitive documentation, although there is no assurance that the financing will be completed as contemplated.

The Company has exercised its option to extend the firm charter-in period of the 2015-built supramax drybulk vessel IVS Pinehurst for 11 to 13 months at a pre-agreed fixed rate, starting from approximately January 3, 2022. The Company retains the existing purchase option to acquire the vessel at a fixed price up to the end of the charter-in period.

Pursuant to the Company's previously approved share repurchase authority granted by shareholders at the last Annual General Meeting on May 20, 2021, the Company has acquired a combined total of 91,871 ordinary shares in the open market on NASDAQ and the JSE over the period from August 24, 2021 to August 30, 2021. The repurchased shares were acquired at an average price per share of $14.87, or ZAR 218.15 based on an assumed ZAR/USD exchange rate of 14.67, before costs. The timing and amount of any repurchases are in the sole discretion of the Company, and depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of ordinary shares may take place in privately negotiated transactions and/or open market transactions. The repurchase authority expires at the next Annual General Meeting, unless renewed or varied or revoked by the shareholders in a general meeting, and may be suspended or terminated by the Company at any time without prior notice

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are very pleased to announce the completion of the acquisition of the remaining shares in IVS Bulk and 100% ownership of all the owned vessels in the Grindrod Shipping fleet. We would like to thank the team at Bain Capital Credit for their strong partnership over the past eight years in IVS Bulk and wish them all the best in their future endeavors.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), includes a Core Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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